THORIUM POWER, LTD.
1600 Tysons Boulevard, Suite 550
McLean, VA 22102
571.730.1200

October 27, 2008

H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Thorium Power, Ltd.
  Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
  Commission File No. 0-28543

Dear Mr. Schwall:

On behalf of Thorium Power, Ltd. (“Thorium Power” or the “Company”), we hereby submit Thorium Power’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 21, 2008, providing the Staff’s comments with respect to the above referenced Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed with the Commission on October 14, 2008 and the initial filing of the Preliminary Proxy Statement on Schedule 14A filed with the Commission on September 10, 2008 (collectively, the “Proxy Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

General

1.	Please submit, on behalf of the company, the representations requested in the closing paragraphs of our September 29, 2008 comment letter.

Thorium Power Response: The Company hereby confirms and acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.
Please ensure to make all material updates to your filing. For example, we note your disclosure at page 1 that the approximate date on which the proxy statement and proxy card are intended to be sent or given to shareholders is October 14.

Thorium Power Response: In Amendment No. 2 to the Proxy Statement, we have disclosed that we intend to deliver the proxy statement and proxy card to our shareholders on or about October 31, 2008. If the Staff has further comments to the Proxy Statement, we will adjust this disclosure as necessary. We have made other modifications to update our filing as necessary.

3.
We note your response to our prior comment 2 and reissue such comment. Please provide consistent disclosure regarding the vote required for the election of directors. For example, you disclose at page 2 that directors are elected by a plurality of the votes cast at the meeting. However, at page 12 you indicate that directors are elected by majority of the votes cast at the meeting.

Thorium Power Response: We have revised the disclosure at page 12 of the Proxy Statement to state that directors are elected by a plurality of the votes cast at the meeting. Our disclosure regarding voting for the election of directors is now consistent throughout the Proxy Statement.

Effect of Reverse Stock Split, page 20

4.
We note your response to our prior comment 6 and reissue such comment in part. Please clarify the number of shares that will be authorized but unreserved and available for issuance after the reverse stock split.

Thorium Power Response: We have revised the Proxy Statement to reflect the number of shares that will be authorized but unreserved and available for issuance after the reverse stock split.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 703.918.4918 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

Thorium Power, Ltd.

By: /s/ Seth Grae
Seth Grae
Chief Executive Officer